SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 16, 2018

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 16, 2018 regarding “Ericsson financial information restated for IFRS 15”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President
Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Chief Marketing and Communications Officer

Date: March 16, 2018

PRESS RELEASE March 16, 2018

Ericsson financial information restated for IFRS 15

•	New accounting standard IFRS 15 effective as of January 1, 2018

•	Ericsson discloses restated financial information for full year 2016 and each quarter of 2017

•	The standard impacts timing of recognition of revenue and costs, while no impact on cash flow

•	2020 financial targets and near-term planning assumptions unchanged

Ericsson (NASDAQ: ERIC) announces restated consolidated income statement information, in line with the new accounting standard IFRS 15, applied as of January 1, 2018.

To facilitate year-on-year comparisons, Ericsson discloses restated financial information for full year 2016 and each quarter of 2017. The complete tables of restated financial information are available at www.ericsson.com/investors.

The transition to IFRS 15 reduced equity by SEK 2.6 billion on January 1, 2018. This is in line with the amounts estimated by the Company in the 2017 Annual Report.

The new standard impacts the timing of recognition of revenue and costs, while having no impact on cash flow. For more details on the implementation of the new standards, please see the Ericsson 2017 Annual Report note C1, page 45, “Accounting Policy – New standards and interpretations”.

A comparison between IFRS 15 restated financial information and previously reported financial results for full year 2017 and 2016 is summarized in the table below.

Reported SEK million	2017 Full Year IFRS 15 restated	2017 Full Year reported	Change	2016 Full Year IFRS 15 restated	2016 Full Year reported	Change
Net Sales	205,378	201,303	4,075	220,316	222,608	-2,292
Gross Margin	23.3%	22.1%		29.6%	29.8%
Operating Income	-34,743	-38,126	3,383	5,187	6,299	-1,112

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PRESS RELEASE March 16, 2018

The main reason of the changed sales and income is different timing in recognition of customer discounts between IFRS 15 and the previous standard. Previously, discounts related to contracts from 2016 and earlier, had a negative impact on sales and income in 2017. In the IFRS 15 restate this has been reversed, meaning that sales and income in 2017 have been increased and previous periods have been lowered. Since the amount of upfront discounts have significantly been reduced from mid-2016 and onwards, the shift of revenue from 2017 to 2018 will not be as significant as in 2016 to 2017. Therefore the 2017 numbers before the IFRS 15 restate is more relevant for comparison of 2018.

Implementation of the new accounting standards does not impact the financial targets presented at the Capital Markets Day in November 2017. The IFRS 15 restate does not change the planning assumptions presented in the fourth quarter 2017 report, being based on the 2017 numbers before the IFRS 15 restate.

As per IFRS 9, also effective as of January 1, 2018, impairment losses on trade receivables are now reported separately in the income statement. Previously, these losses have been reported as Selling and Administrative expenses.

NOTES TO EDITORS

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency, and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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